U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        SEC File Number 0-22095
                                                       CUSIP Number 271779 10 4

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1999
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    Nothing in this Form shall be  construed  to imply that the  Commission  has verified any information contained herein.
---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information
---------------------------------

Full Name of Registrant:  East Coast Beverage Corp.

Former Name if Applicable:  USA Service Systems, Inc.

Address of Principal Executive Office (Street and Number)

    1750 University Drive, Suite 117

City, State and Zip Code

    Coral Springs, Florida 33071

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Part II - Rules 12b-25(b) and (c)
---------------------------------

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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    State below in reasonable  detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    Effective August 31, 1999 the Company acquired all of the issued and outstanding shares of East Coast Beverage Corp. ("ECBC"), a Florida Corporation, in exchange for shares of the Company's common stock. Following this transaction the management of the Company resigned and was replaced by the management of ECBC. Since August 31, 1999 the business of the Company is that conducted by ECBC, which is the development, production and distribution of Coffee House USA(TM), a proprietary line of all natural, ready to drink bottled coffee drinks. Since this is the first annual report which will reflect the Company's new business, additional time is needed to complete the report.

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              William T. Hart           (303)                 839-0061
                  (Name)              (Area Code)         (Telephone Number)

    (2)  Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                       [X] Yes  [  ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the  corresponding  period for the last
         fiscal  year  will be reflected by the
         earnings statements to be included in the
         subject report or portion thereof?               [  ] Yes  [X] No

         If so: attach an explanation of the
         anticipated change, both narratively
         and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           East Coast Beverage Corp.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2000                By    /s/ John Calebrese
                                    -----------------------------------------
                                        John Calebrese, Chief Executive Officer



                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).